Exhibit (a)(5)(A)

Shay Evron, Acting CEO & CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

Metalink Commences Self Tender Offer

Tel-Aviv, Israel, December 29, 2016 - Metalink Ltd. (OTCQB: MTLK), today announced that it is commencing its previously-announced self tender offer to purchase up to 1,945,000 of its ordinary shares for $1.50 per share (up to approximately $2.92 million in the aggregate), net to the seller in cash, less any required withholding taxes and without interest.

The number of shares sought in the tender offer represents approximately 72.3% of the Company's shares currently outstanding. On December 28, 2016, the last trading day before commencement of the offer, the closing sale price of the ordinary shares as reported on the OTCQB was $1.20.

Participation in the tender offer by shareholders is voluntary. If Company shareholders tender more than 1,945,000 shares, the maximum number of shares sought in the offer, the Company will purchase shares from all shareholders who properly tendered shares, on a pro rata basis based on the aggregate number of shares tendered.

The initial period of the tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York time, or 12:00 midnight, Israel time, on Monday, January 30, 2017, unless the initial period is extended by Metalink. As required by Israeli law, if the conditions to the offer have been satisfied as of the completion of the initial offer period, Metalink will provide an additional period of four calendar days during which shareholders may tender their shares. However, shareholders will have no withdrawal rights during such additional four-calendar day period.

The tender offer is conditioned upon: (1) at least 134,543 ordinary shares, representing 5.0% of Metalink's voting power, being validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, at the completion of the initial offer period, the aggregate number of shares tendered in the offer being greater than the number of shares represented by notices of objection to the offer, and (3) certain other conditions specified in the Offer to Purchase relating to the tender offer. The tender offer is not conditioned on the receipt of financing.

Each of Uzi Rozenberg, the Chairman of Metalink's Board of Directors, who beneficially owns approximately 17.75% of the issued and outstanding ordinary shares, and Tzvi Shukhman, a member of Metalink's Board of Directors, who beneficially owns approximately 24.76% of the issued and outstanding shares, have informed Metalink that they intend to tender all of their shares and that, in any event, will tender at least such number of their shares in the offer in a manner that will not result in them holding more than 25% of our ordinary shares following the offer.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC).

American Stock Transfer & Trust Company, LLC is the Depositary for the offer and D.F. King & Co., Inc. serves as the Information Agent for the offer.

Important Notice and Information

IMPORTANT DISCLOSURE RELATING TO TAX CONSIDERATIONS APPLICABLE TO METALINK'S SELF TENDER OFFER, INCLUDING A DESCRIPTION OF AN APPROVAL OBTAINED FROM THE ISRAELI TAX AUTHORITY THAT IMPACTS THE WITHHOLDING TAX RATES APPLICABLE THERETO, IS INCLUDED IN THE OFFER TO PURCHASE. SHAREHOLDERS ARE URGED TO REVIEW THIS DISCLOSURE CAREFULLY AND TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF TENDERING SHARES IN THE TENDER OFFER.

This is not an offer to buy or the solicitation of an offer to sell any ordinary shares. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders should read the tender offer materials, which are being filed today by Metalink with the SEC. Shareholders should read the tender offer materials because they contain important information about the offer. The tender offer materials and other filed documents are available at no charge on the SEC's website at http://www.sec.gov, and will also be made available without charge to all shareholders by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll free at (888) 548-6498 (or, for banks and brokers, call collect at (212) 493-3910). Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol "MTLK". For more information, please see our public filings at the SEC's website at www.sec.gov.

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SAFE HARBOR STATEMENT

 This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the distribution plan of the Company, the amount of cash that will be returned to shareholders, the terms and timing of the offer, uncertainty as to the Company's plan of operations and who will be our principal or controlling shareholders following completion of the offer, changes in general economic and business conditions, changes in currency exchange rates and interest rates and other risks and matters set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's last Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.